                                                                    Exhibit 12.1

                   Spieker Properties, Inc. and Subsidiaries
           Computation of Ratio of Earnings to Combined Fixed Charges
                            and Preferred Dividends
                         (in thousands, except ratios)


                                        Three Months Ended                 Nine Months Ended
                                     -------------------------------------------------------------
                                     September 30,   September 30,   September 30,   September 30,
                                        1996             1995            1996            1995
                                     -------------------------------------------------------------
Earnings:
 Income from operations before
  disposal of real estate
  properties and minority
  interest........................     $16,096         $ 8,811         $48,207          $20,242
 Interest expense(1)..............       9,761          10,690          26,443           35,711
 Amortization of capitalized
  interest........................          61              52             182              156
                                       -------         -------         -------          -------
  Total earnings..................     $25,918         $19,553         $74,832          $56,109
                                       =======         =======         =======           =======

Fixed charges:
 Interest expense(1)..............     $ 9,761         $10,690         $26,443          $35,711
  Capitalized interest............         640             325           1,842              976
  Series A Preferred Dividends....         524             512           1,573            1,536
  Series B Preferred
    Dividends(2)..................       2,510              --           7,530               --
                                       -------          ------         -------           -------
   Total fixed charges and
    preferred dividends...........     $13,435         $11,527         $37,388           $38,223
                                       =======         =======         =======           =======

Ratio of earnings to fixed
  charges (excluding preferred
  divdends).......................        2.49            1.78            2.65              1.53
                                       =======         =======         =======           =======

Ratio of earnings to combined
 fixed charges and preferred
 dividends(2).....................        1.93            1.70            2.00              1.47
                                       =======         =======         =======           =======

Fixed charges in excess of
 earnings.........................     $   --          $    --         $    --           $    --
                                       =======         =======         =======           =======

Notes:
 (1) Includes amortization of debt discount and deferred financing fees.
 (2) The Company issued 4,250 shares of Series B Preferred Stock in
     December 1995.